EXHIBIT 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation	Doing Business Name

Honesty Group Holdings Limited	Hong Kong

Guanke (Fujian) Electron Technological Industry Co., Ltd.	People’s Republic of China	SGOCO

Guanwei (Fujian) Electron Technological Industry Co., Ltd.	People’s Republic of China

Guancheng (Fujian) Electron Technological Industry Co., Ltd.	People’s Republic of China